

May 7, 2009

<u>**Via U.S. Mail and Fax (713-296-4375)**</u>

Ms. Janet F. Clark
Executive Vice President and Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Road
Houston, Texas 77056-2723

       Re: Marathon Oil Corporation
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              File No. 001-05153

Dear Ms. Clark:

       We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 15. Property, Plant and Equipment, page 99

1.   We note you recognized $21 million property impairment in 2008 caused by the economic and commodity price declines in the latter part of 2008 and concluded "no significant impairments resulted due to the cash flows these assets are expected to generate." We also note the net capitalized costs related to the proved oil and gas properties are approximately $12.1 billion, while the standardized measure of discounted future net cash flows relating to proved oil and gas reserves is approximately $4.6 billion as of December 31, 2008, as disclosed in your *Supplementary Information on Oil and Gas Producing Activities* disclosure.

Please clarify how you considered this relationship when evaluating your oil and gas properties for impairment pursuant to SFAS 144.

To help us understand the assumptions and estimated utilized in your impairment test for the proved oil and gas properties, please provide your impairment test performed in fiscal year 2008. In your response, please explain how the future oil and gas price assumptions underlying your impairment test took into the consideration of the significantly declined commodity prices in the latter part of 2008.

2.   We note that you impaired the goodwill associated with your OSM reporting unit in fiscal year 2008 due to the recent disruption in the credit and equity markets, a change in the expected production and decline in the commodity prices. Please clarify how you considered these events when determining whether a triggering event pursuant to paragraph 8 of SFAS 144 occurred, which would cause you to test the long lived assets in your OSM reporting unit for impairment. If you determined that at triggering event occurred, please provide your impairment analysis in accordance with SFAS 144 which supports the recoverability of the assets. Please identify all material assumptions utilized in your analysis.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Fair Value Estimates

Impairment Assessments of Goodwill and Long-Lived Assets, page 63

3.   Please consider the need to expand your disclosures related to the impairment assessments of goodwill and long-lived assets to explain how the significant assumptions that you have identified and disclosed impacted your estimate of expected present value of future cash flows. Since you have identified several estimates that are sensitive to change, available quantitative information regarding the assumptions used in your impairment tests may provide useful information to investors. We refer you to Financial Reporting Codification 501.14 for further guidance.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief